SUSSEX BANCORP

100 Enterprise Dr., Suite 700

Rockaway, New Jersey 07866

June 6, 2017

VIA EDGAR

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katelyn Donovan

Re:	Sussex Bancorp
Registration Statement on Form S-3 (File No. 333-218370)

Dear Mr. Dunham and Ms. Witter:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Sussex Bancorp (“SBBX”) hereby requests that the Commission accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of June 8, 2017 at 2:45 p.m., Washington, D.C. time, or as soon thereafter as possible. SBBX also requests the Commission to confirm such effective date and time in writing.

SBBX hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve SBBX from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	SBBX may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SUSSEX BANCORP

/s/ Steven M. Fusco
Steven M. Fusco
Senior Executive Vice President and Chief Financial Officer